SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Issuer Direct Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

46520M204
(CUSIP Number)

RED OAK PARTNERS, LLC Attn: David Sandberg 1969 SW 17th St. Boca Raton, FL 33486 (212) 614-8952
(Name, address and telephone number of person authorized to receive notices and communications)

AUGUST 22, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46520M204	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	632,4221
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	632,4221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,4221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.94%1
14	TYPE OF REPORTING PERSON OO

1  On August 22, 2015, the Reporting Persons converted the entire remaining $1,666,672 principal amount of 8% Convertible Subordinated Secured Promissory Notes due on August 22, 2015 (the “Convertible Notes”) into an aggregate of 417,712 shares of Common Stock at a conversion price of $3.99 per share.  The Reporting Persons also hold 214,710 shares of Common Stock acquired on November 13, 2014 by the voluntary conversion of $833,328 Convertible Notes previously held.  The calculation of percentage ownership is based on 2,338,832 shares of common stock outstanding at August 6, 2015, as reported by the Issuer on its Form 10-Q for the quarter ended June 30, 2015 (filed with the Securities and Exchange Commission on August 6, 2015), plus the 417,712 shares of Common Stock issued pursuant to the conversion on August 22, 2015.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares that would be owned directly by such Reporting Person.

CUSIP No. 46520M204	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	254,7621
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	254,7621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,7621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.24%1
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46520M204	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	112,0001
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	112,0001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%1
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46520M204	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	265,6601
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	265,6601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,6601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%1
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46520M204	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	265,6601
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	265,6601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,6601
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.64%1
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46520M204	SCHEDULE 13D	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY	8	SHARED VOTING POWER	632,4221
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	632,4221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,4221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.94%1
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46520M204	SCHEDULE 13D	Page 8 of 10 Pages

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Red Oak Partners, LLC (the “Reporting Persons”) on August 29, 2013, as amended by Amendments 1 and 2, filed on April 2, 2014 and November 17, 2014, respectively, (collectively, as amended, the “Schedule 13D”) relating to the Convertible Notes (the “Convertible Notes”) and common stock (“Common Stock”) of Issuer Direct Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.  Except as specifically amended and supplemented by this Amendment No. 3, all other provision of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are:

The Red Oak Fund, LP, a Delaware limited partnership (“Red Oak Fund”);

The Red Oak Long Fund, LP, a Delaware limited partnership (“Red Oak Long Fund”);

Pinnacle Opportunities Fund, LP, a Delaware limited partnership (“Pinnacle Fund”);

Pinnacle Capital Partners, LLC, a Florida limited liability company (“Pinnacle Partners);

Red Oak Partners, LLC, a Florida limited liability company (“Red Oak Partners”); and

David Sandberg, a United States citizen.

This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund, Red Oak Long Fund and Pinnacle Fund (each a “Fund” and, collectively, the “Funds”). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the Common Stock as reported in this Statement.  Each of the filers hereto disclaims beneficial ownership with respect to any Common Stock other than the Common Stock owned directly by such filer.

The principal office or business address of the Red Oak Fund, Red Oak Long Fund, Red Oak Partners, Pinnacle Fund, Pinnacle Partners and David Sandberg is 1969 SW 17th St., Boca Raton, FL 33486.

 (d)-(e)                      During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Common Stock was acquired by converting $1,666,672 in Convertible Notes as of the conversion date.

Item 4.  Purpose of Transaction.

The Reporting Persons will review their investments in the Convertible Notes and Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:

●	acquire additional Common Stock through open market purchases or otherwise;
●	sell Common Stock through the open market or otherwise; or
●	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

CUSIP No. 46520M204	SCHEDULE 13D	Page 9 of 10 Pages

Item 5.  Interest in Securities of the Issuer.

(a)         The Reporting Persons hold directly 632,422 shares of Common Stock as of the conversion date and as of the filing date of this Schedule 13D.  The calculation of percentage ownership is based on 2,338,832 shares of common stock outstanding at August 6, 2015, as reported by the Issuer on its Form 10-Q for the quarter ended June 30, 2015 (filed with the Securities and Exchange Commission on August 6, 2015), plus 417,712 shares issued pursuant to the conversion on August 22, 2015.  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares that would be owned directly by such Reporting Person.

Red Oak Partners may be deemed to beneficially own 632,422 shares of Common Stock, representing 22.94% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 254,762 shares of Common Stock held by the Red Oak Fund, plus, (ii) the 112,000 shares of Common Stock held by the Red Oak Long Fund, and (iii) the 265,660 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 632,422 shares of Common Stock that may be beneficially owned by Red Oak Partners through the Funds representing 22.94% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 254,762 shares of Common Stock held by the Red Oak Fund, representing 9.24% of all the outstanding shares of Common Stock.  Red Oak Long Fund may be deemed to beneficially own 112,000 shares of Common Stock held by the Red Oak Long Fund, representing 4.06% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 265,660 shares of Common Stock held by Pinnacle Fund, representing 9.64% of all the outstanding shares of Common Stock.

(b)           Each of Red Oak Partners and Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 254,762 shares of Common Stock held by the Red Oak Fund, (ii) the 112,000 shares of Common Stock held by the Red Oak Long Fund, and (iii) the 265,660 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)           Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are as follows:

On August 22, 2015, Common Stock was acquired by converting the principal of $1,666,672 in Convertible Notes previously held at a conversion price of $3.99 per share of Common Stock.

		Note Principal	Total
Date	Fund Name	Converted	Shares
8/22/15	Red Oak Fund	671,394	168,269
8/22/15	Red Oak Long Fund	295,165	73,976
8/22/15	Pinnacle Fund	700,113	175,467

(d)           Not applicable.

(e)           Not applicable.

Item 7.  Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August [27], 2015	By:	/s/ David Sandberg
David Sandberg

RED OAK PARTNERS, LLC

	By:	/s/ David Sandberg
David Sandberg
Managing Member

THE RED OAK FUND, L.P.

	By:	RED OAK PARTNERS, LLC,
its general partner

	By:	/s/ David Sandberg
David Sandberg
Managing Member

THE RED OAK LONG FUND, L.P.

	By:	RED OAK PARTNERS, LLC,
its general partner

	By:	/s/ David Sandberg
David Sandberg
Managing Member

PINNACLE CAPITAL PARTNERS, LLC

	By:	RED OAK PARTNERS, LLC,
its managing member

	By:	/s/ David Sandberg
David Sandberg
Managing Member

PINNACLE OPPORTUNITIES FUND, LP

	By:	PINNACLE PARTNERS, LLC,
its general partner

	By:	/s/ David Sandberg
David Sandberg
Managing Member